SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

REED’S, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

758338107

(CUSIP Number)

Daniel P. Hart

280 Congress Street, 12th Floor, Boston, Massachusetts 02210

Tel: (617) 772-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758338107	Schedule 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Raptor/Harbor Reeds SPV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 826,667 *
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 826,667 *
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 826,667
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%**
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

*	Includes 60,000 shares of Common Stock issuable upon exercise of a currently-exercisable warrant (the “Warrant”).
**	The calculation is based on 15,135,980 shares of Common Stock, which is the sum of (i) the 13,982,230 shares of Common Stock outstanding as of May 10, 2017, as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on May 15, 2017 plus (ii) an aggregate of 1,093,750 shares of Common Stock issued to the Reporting Person and others upon exercise of warrants on July 14, 2017, as reported in the Issuer’s Current Report filed on Form 8-K with the SEC on July 14, 2017 plus (iii) 60,000 Shares issuable to the Reporting Person upon exercise of the Warrant.

CUSIP No. 758338107	Schedule 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”) of Reed’s Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13000 South Spring Street, Los Angeles, California 90061.

Item 2.	Identity and Background

(a) This statement on Schedule 13D is being filed by Raptor/Harbor Reeds SPV LLC, a Delaware limited liability company (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.

(c) The name, residence or business address, present principal occupation or employment and citizenship (or state of organization) of each director, executive officer, trustees, general partner, managing member, control person of the Reporting Persons are listed on Schedule I hereto. The principal business of the Reporting Person is to hold shares of Common Stock and other securities of the Issuer.

(d) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of the persons named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person purchased the issued Shares, and will purchase the shares of Common Stock issuable upon exercise of the Warrant, in the ordinary course of its business as a private investment fund utilizing the Reporting Person’s working capital. The purchase price paid for the issued Shares was $1,150,000, and the purchase price to be paid upon exercise of the Warrant will be $93,000, representing an aggregate purchase price of $1,243,000.

Item 4.	Purpose of Transaction

The Reporting Person acquired the issued Shares, and will acquire the Shares issuable upon exercise of the Warrant, for investment purposes, and such purchases have been, and will be, made in the Reporting Person’s ordinary course of business.

In addition to the Shares, the Reporting Person holds (i) a warrant, exercisable on or after October 21, 2017, to acquire 650,000 additional shares of Common Stock, (ii) a warrant, exercisable on or after January 13, 2018, to acquire an additional 350,000 shares of Common Stock, and (iii) a Convertible Non-Redeemable Secured Promissory Note convertible, on or after October 18, 2017, into 1,133,333 shares of Common Stock.

The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) exercise its warrants and covert the Convertible Non-Redeemable Secured Promissory Note it holds, (ii) purchase additional shares of Common Stock, warrants, convertible debt, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (iii) sell all or a portion of the Shares now beneficially owned or any shares of Common Stock or related derivatives hereafter acquired by it. Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 758338107	Schedule 13D	Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer

The percentage of the Issuer’s Common Stock reported owned by the Reporting Person and each other person named herein is based upon 15,135,980 shares of Common Stock, which is the sum of (i) the 13,982,230 shares of Common Stock outstanding as of May 10, 2017, as reported in the Issuer’s Quarterly Report filed on Form 10-Q with the SEC on May 15, 2017 plus (ii) an aggregate of 1,093,750 shares of Common Stock issued to the Reporting Person and others upon exercise of warrants on July 14, 2017, as reported in the Issuer’s Current Report filed on Form 8-K with the SEC on July 14, 2017 plus (iii) 60,000 Shares issuable to the Reporting Person upon exercise of the Warrant.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this statement on Schedule 13D is hereby incorporated by reference.

In addition to the Shares, the Reporting Person holds (i) a warrant, exercisable on or after October 21, 2017, to acquire 650,000 additional shares of Common Stock, (ii) a warrant, exercisable on or after January 13, 2018, to acquire an additional 350,000 shares of Common Stock, and (iii) a Convertible Non-Redeemable Secured Promissory Note convertible, on or after October 18, 2017, into 1,133,333 shares of Common Stock.

No person other than the Reporting Person is known to have the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares. The investors in the Reporting Person have the right to participate in the receipt of dividends from, and in the proceeds from the sale of, the Shares in accordance with their respective membership interests in the Reporting Person.

Transactions effected by the Reporting Person during the past 60 days are set forth on Schedule II attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

CUSIP No. 758338107	Schedule 13D	Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Dated: July 21, 2017

RAPTOR/HARBOR REEDS SPV LLC
By: RAPTOR HOLDCO GP LLC
Manager

/s/ Daniel P. Hart
Daniel P. Hart
General Counsel of Manager

CUSIP No. 758338107	Schedule 13D	Page 6 of 7 Pages

SCHEDULE I

The name, principal occupation or employment, business address, citizenship (or state of organization) and shares of Common Stock of the Issuer beneficially owned by each manager, executive officer, director or control person of the Reporting Person are set forth below.

Name	Present Principal Occupation or Employment	Business Address	Citizenship	Beneficial Ownership of Shares
Raptor Holdco GP LLC	Manager of the Reporting Person	(1)	Delaware	826,667	(3)
James J. Pallotta	Chairman and Managing Director of Raptor Capital Management LP	(1)	United States	142,700	(4)
Robert Needham	CFO of Raptor Capital Management LP	(1)	United States	-0-
Daniel Hart	General Counsel of Raptor Capital Management LP	(1)	United States	-0-
Daniel J. Doherty III	Co-Founder and Principal of Eastern Real Estate LLC	(2)	United States	20,000	(4)
Raptor Holdco LLC	Investment Management	(1)	Delaware	-0-

(1)	The business address of these persons is 280 Congress Street, 12th Floor, Boston, Massachusetts 02210.
(2)	Mr. Doherty’s business address is 120 Presidential Way, Suite 300, Woburn, Massachusetts 01801
(3)	Raptor Holdco GP LLC disclaims beneficial ownership of the Shares held by the Reporting Person, except to the extent of its pecuniary interest therein as Manager of the Reporting Person.
(4)	The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

CUSIP No. 758338107	Schedule 13D	Page 7 of 7 Pages

SCHEDULE II

The following transactions were effected by the Reporting Person within the last 60 days:

Date	Transaction	No. of Shares	Approx. Price ($) per Share	Security
07/13/2017	Warrant Exercise	766,667	$1.50	Common Stock
07/13/2017	*	350,000	*	Warrant
07/20/2017	**	60,000	**	Warrant

*	On July 13, 2017, a warrant to purchase 350,000 shares of Common Stock at a purchase price of $2.00 per share was issued to the Reporting Person in connection with its purchase of 766,667 shares of Common Stock on that date. This warrant becomes exercisable on January 13, 2018.
**	On July 20, 2017, a warrant to purchase 60,000 shares of Common Stock at a purchase price of $1.55 per share was issued to the Reporting Person in connection with its purchase of 766,667 shares of Common Stock on July 13, 2017. This warrant is immediately exercisable.